UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM 12b-25
                       NOTIFICATION OF LATE FILING
(Check one): [X] Form 10-K
             [ ] Form 20-F
             [ ] Form 11-K
             [ ] Form 10-Q
             [ ] Form 10-D
             [ ] Form N-SAR
             [ ] Form N-CSR

             For Period Ended: December 31, 2006

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

             For the Transition Period Ended:_______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I   REGISTRANT INFORMATION

                Accredited Home Lenders, Inc.
                    Full name of Registrant

       Commission File Number of Registrant:   333-129972

           Accredited Mortgage Loan REIT Trust
               Full name of Co-Registrant

    Commission File Number of Co-Registrant:   333-129972-01

            Accredited Mortgage Loan Trust 2006-2
                Full name of Issuing Entity

                             None
                   Former Name if Applicable

                    15253 Avenue of Science
      Address of Principal Executive Office (Street and Number)

                   San Diego, California 92128
                    City, State and Zip Code

PART II   RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [X]   (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
   [X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
             N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

             The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ending December 31, 2006 without reasonable effort or expense because certain matters need to be addressed with respect to the Accountant's Attestation Report.

PART IV   OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

       John Rubalcava        (858)         676-2137
           (Name)         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
    30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [X] No [ ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     Accredited Home Lenders Inc.
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2007


By:  /s/ Charles O. Ryan
Charles O. Ryan
Securitization Coordinator